Exhibit 4.01
Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as Amended

State Auto Financial Company (the “Company”) has its common shares, without par value (the “Common Shares”), registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Shares are listed on the Nasdaq Global Select Market under the symbol “STFC.”
Description of Common Shares
The following description of the terms of the Common Shares is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to the Company’s Amended and Restated Articles of Incorporation, as amended (the “Charter”), and its Amended and Restated Code of Regulations, as amended (the “Code of Regulations”), each of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.01 is a part.
The Charter authorizes the issuance of 15,000,000 Common Shares. The Charter also authorizes the issuance of 5,000,000 “blank check” preferred shares (the “Preferred Shares”), consisting of 2,500,000 Class A preferred shares, without par value, and 2,500,000 Class B preferred shares, without par value. However, none of the Preferred Shares have been issued or are registered under the Exchange Act. The Charter does not authorize the issuance of any other securities.
Voting Rights
The holders of Common Shares are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. Holders of Common Shares are not entitled to cumulative voting for the election of directors, each means that the holder of more than 50% of the voting power of the Company is able to elect all directors entitled to be elected by the shareholders. The absence of cumulative voting and the Company’s staggered Board of Directors, together with the ownership of more than a majority o the Common Shares of the Company by State Automobile Mutual Insurance Company (“Mutual”), insurance laws and regulations applicable to the acquisition of insurance holding companies could be expected to have the effect of delaying averting or preventing a change in control of the Company unless Mutual was in favor of such change in control.
Dividend Rights
Subject to any senior rights of the Preferred Shares which may from time to time be outstanding, the holders of Common Shares are entitled to receive such dividends as may be declared by the Company’s Board of Directors out of funds legally available therefor.
Rights upon Liquidation
Upon dissolution and liquidation, the holders of Common Shares are entitled to a ratable share of the net assets of the Company remaining after payment to the holders of the Preferred Shares of the full preferential amounts to which they may be entitled.
Other Rights and Preferences
The holders of Common Shares have no preemptive, conversion, or other subscription or similar equity preservation rights, and the Common Shares do not have any redemption or sinking fund provisions.
Anti-Takeover Provisions
Certain provisions in the Charter and the Code of Regulations may have the effect of delaying, deferring or preventing a change in control of the Company.
Classified Board of Directors. Under to the Code of Regulations, the Board of Directors is divided into three classes, each with a term of three years, with the term of one class expiring each year. As part of such provisions, the Code of Regulations (a) provides that directors may not be removed from office by the shareholders without cause except by the affirmative vote of holders of Common Shares entitling them to exercise at least two-thirds of the voting power of such proposal (b) provides that any vacancy on the Board may be filled by the remaining directors then in office even though less than a quorum, and (c) provides that a vote of holders of Common Shares entitling them to exercise at least two-thirds of the voting power on such proposal is required to alter, amend, or repeal the foregoing provisions or the corresponding and implementing provisions of the Code of Regulations or to adopt any inconsistent provision.

Advance Notice of Proposals and Nominations. The Code of Regulations provides for an advance notice procedure for shareholders to nominate persons to stand for election as a director or to bring other business before meetings of the Company’s shareholders. Any shareholder wishing to nominate persons to stand for election as a director or to bring other business before meetings must deliver advance written notice and certain other information to our Secretary in accordance with our Code of Regulations.
Limits on Special Meetings. The Code of Regulations provides that special meetings of the Company’s shareholders may only be called under certain circumstances described therein. Business transacted at any special meeting will be limited to the purposes specified in the notice calling such meeting.
Exclusive Forum. The Code of Regulations provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (c) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of Chapter 1701 of the Ohio Revised Code or the Charter or the Code of Regulations, or (d) any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine shall be (i) the Court of Common Pleas of Franklin County, Ohio, or (ii) if that court does not have jurisdiction, then the United States District Court for the Southern, in all cases subject to the court’s having personal jurisdiction over the indispensable parted names as defendants.